

Mail Stop 4546

May 5, 2017

VIA E-mail
William J. Begley Jr.,
Chief Financial Officer
Safety Insurance Group, Inc.
20 Custom House Street
Boston, Massachusetts 02110

      Re: Safety Insurance Group, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2016
      Filed February 24, 2017
      File No. 000-50070

Dear Mr. Begley:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Notes to Consolidated Financial Statements
Note 10 - Loss and Loss Adjustment Expense Reserves, page 83

1. You disclose that private passenger and commercial automobile insurance covers physical damage to an insured's vehicle as well as liabilities to third parties. Please tell us why you did not disaggregate liability from physical damage in the tables presenting incurred claims and cumulative paid claims for 2007 – 2016. Provide us the information that would be provided in the separate tables for liability and physical damage for both private passenger and commercial automobile insurance, if available.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact James Peklenk, Staff Accountant, at (202) 551-3661 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

                              Sincerely,

                              /s/ Jim B. Rosenberg

                              Jim B. Rosenberg
                              Senior Assistant Chief Accountant
                              Office of Healthcare and Insurance